Exhibit 11

Austral Pacific Energy Ltd.

CODE OF ETHICS

Policy adopted by the Board on 19 December 2006

Review due April 2007

“D Newman”

Chairman of the Board

CODE OF ETHICS

1.	Introduction and Purpose

This Code of Ethics sets out the ethical and behavioural standards expected of Austral Pacific’s directors, officers, employees and contractors.

The purpose of the Code is to underpin and support the Company’s vision and values that govern our individual and collective behaviour. The vision and values set out below are an integral part of Austral Pacific’s Code of Ethics.

2.	Austral Pacific Energy Corporate Vision

Austral Pacific’s vision is to become the most successful oil and gas exploration and production company in New Zealand.

To achieve this vision we include the following values in all our activities:

	•	be an industry leader;

	•	be a strong and honest competitor in the oil and gas industry;

	•	be a responsible corporate citizen;

	•	be respectful of the environment;

	•	deal fairly with our customers, suppliers and joint venture participants;

	•	provide a safe and rewarding work environment; and

	•	deliver value to shareholders.

3.	Integrity and Objectivity

We have an obligation to be straightforward, honest and sincere in our approach to our work and to avoid improper personal benefits as a result of our position.

We will ensure that our individual interests do not interfere, or appear to interfere, with the Company’s interests. We will be impartial, intellectually and morally honest and free of conflicts of interest. We will be fair and not allow prejudice or bias to override our objectivity.

We will not have any undisclosed and unapproved business relationship, including with joint venture participants, suppliers, customers or competitors, that might impair, or appear to impair, the independence of any judgement that we may make on behalf of the Company. We will not give any advantage to anyone for reason of personal relationship, personal benefit or other reasons not involving the best interests of the Company. Where circumstances indicate that it is necessary or in the best interests of the Company to have a business relationship with a business or company in which an employee or officer, or his or her family, may have an interest, we will fully disclose (to a supervisor or the CEO) all circumstances that could be perceived as involving a conflict of interest with the Company. Full disclosure enables the Company to resolve unclear situations and to ethically handle conflicts of interest before any difficulty can arise.

Our outside activities shall not conflict with the proper performance of our duties to the Company. Each director will fully disclose to the Board all relationships they have with the Company and relevant private or other business interests, in order for the Board to assess the director’s independence.

We will not give (nor offer to give) nor accept any gift, favour, reward, bribe, gratuity or other inducements in the course of our business dealings on behalf of the Company that might influence or appear to influence the judgment or conduct of the recipient.

(In particular, laws in a number of countries (including the Foreign Corrupt Practices Act (US)) make it illegal to offer or provide money or anything of value for the personal benefit of government officials, political parties or politicians in order to influence governmental action (including causing an official to perform his or her duties) or otherwise to secure an improper advantage in order to obtain, retain or direct business, including indirect payments (i.e., where the Company offers or provides money or anything of value to any person with the knowledge that the person will make a payment to a foreign government official, official of a public international organization, foreign political party or its officials, or any political candidate for such a prohibited purpose).

There are exceptions for (i) “facilitating payments” (i.e. payments made to expedite routine governmental action that does not involve obtaining, retaining or directing business; (ii) payments which are legal under the written laws and regulations of the foreign country; (iii) reimbursement of travel, lodging and other reasonable and bona fide expenses directly related to the business promotion, demonstration or explanation of the Company’s business, or the execution or performance of a contract with the foreign government; and (iv) unconditional gifts of nominal value, when made openly and as a social amenity, or as a token of esteem, regard or gratitude in accordance with local custom. We will only rely on these exceptions if used with the CEO’s prior approval, or the unconditional gift is of less than NZ$100 value.)

4.	Fair Dealing, Due Care

We will deal honestly and fairly in all our dealings with, and will not engage in any fraudulent activity with or against, any Austral Pacific’s shareholders, joint venture participants, customers, suppliers, professional advisors, competitors and other stakeholders.

We will maintain a high standard of competence, only undertaking work that we can expect to complete with professional competence. We will complete our obligations with due care and in a timely manner. We will carry out our work in accordance with the technical and professional standards appropriate to that work.

We will use the utmost skill and care in our recruitment and employment practices, and treat all colleagues with respect and dignity.

5.	Use of Company Assets and Property

We will use our best endeavours to protect the Company’s assets and property in our control for the legitimate business purposes of the Company, and will not use that property for any other purpose, including for personal gain. We will not take personal advantage of any opportunity that is discovered through the use of corporate property, information, contacts or position with the Company, unless specifically authorised by the CEO.

We agree that the Company will not provide loans to any shareholders, directors, officers or employees for any reason.

We will keep passwords confidential and use the Company’s computer systems only for authorized business purposes (except for occasional personal use of the internet, e-mail and voice mail – the Company reserves the right to withdraw personal use privileges, and to review the contents of the Company’s computers, its e-mail system, and its voice mail system, if abuse of this privilege is suspected. No employee has a right of personal privacy with respect to information that is placed in the Company’s computers, the e-mail system, or the voice mail system.)

6.	Use of Company Information

We will use Austral Pacific corporate information gained during our relationship with the Company only in the best interests of the Company and not for personal gain. We will keep Austral Pacific corporate information confidential, at all times. In particular we will comply with the provisions of the Corporate Information and Trading Policy.

We will ensure that the Company provides full, fair, accurate, timely and understandable disclosure in all reports and documents publicly disclosed, so that the public are fully informed and not misled by statements or omissions.

All staff will take all reasonable steps to ensure that all records are true and correct and conform to applicable reporting standards. In particular, the CEO, CFO and all finance staff must maintain accurate financial record keeping and technical staff must maintain accurate data recording and best practice interpretation. All staff must assist management to provide timely accurate public disclosures.

7.	Compliance with all Laws, Regulations and Rules

We will at all times act honestly and in good faith, and comply with all applicable laws, including legislation, regulations, local by-laws and rules of the relevant listing exchanges and codes of practice in the countries in which the Company operates.We will make all reasonable efforts to be sufficiently familiar with any laws and regulations that apply to the relevant areas of work and responsibility, in order to recognise and avoid possible breaches, and to know when to seek legal advice. We will not take any action that would otherwise be questionable simply because it is customary in a particular location or business.

8.	Professional Behaviour, Compliance with Corporate Policies

We will conduct ourselves in a manner consistent with the good reputation of the Company and refrain from any conduct that might bring discredit to the Company. We will value differences and treat others with respect, both within the Company and towards third party business contacts. In particular, no behaviour which is or is perceived to be discriminatory, harassment or undeservedly unequal will be tolerated.

We will deal honestly and openly with all independent auditors or reviewers, in order that any report produced by such independent firm is complete and accurate. In particular, all staff will refrain from taking any action that fraudulently influences, coerces, manipulates, or misleads such independent firm for the purpose of rendering, or likely to render, such report materially misleading.

We will at all times behave and conduct ourselves in a manner that is consistent with the Company’s vision and values set out in this Code, and will comply with all Corporate Policies.

9.	Compliance with Code of Ethics

In addition to our compliance with the Code, we will take responsibility for preventing others from violating these standards if in a position to do so, or to bring the matter to the attention of a member of senior management who is in a position to take appropriate action, or to the attention of an independent member of the Board of Directors.

This Code forms part of every Austral Pacific employee’s conditions of employment. Failure to comply with the Code can result in disciplinary action including, where appropriate, dismissal. Compliance with this Code shall be taken into account on a regular basis when assessing individual performance. Failure of contractors to comply with this Code may result in termination of the contractor’s contract for services with the Company.

If any person becomes aware of a breach, or suspected breach, of this Code, they must report it immediately to their manager and company secretary for action. If this is inappropriate or uncomfortable for the individual, the breach, or suspected breach, should be reported to another member of the senior management team and the company secretary or independent member of the Board of Directors for action. No action will be taken against any individual reporting a breach, or suspected breach, by virtue of that report. Subject to any legal restriction, the name of the person disclosing the information pertaining to breach, or suspected breach, of this Code will be kept confidential.

If you have any concerns as to weaknesses in the Company’s accounting system or in the Company’s internal controls; or if you believe that any instances of fraud, or incorrect or questionable accounting practices may have occurred; or if you believe that any instances of fraudulent, incorrect or questionable practices may have occurred in connection with the annual audit of the Company’s financial statements, you should consult with your immediate supervisor or with the Company’s CEO or CFO. Alternatively, you may contact the Audit Committee of the Board of Directors using the Audit Committee Complaints Procedure. Those procedures include a procedure for confidential, anonymous submission of concerns.

10.	CEO and Senior Financial Officers

The Sarbanes Oxley Act 2002 (USA) encourages all corporations subject to SEC regulations to maintain a code of ethics covering senior financial officers, including the CEO. The ethical and behavioural standards reflected in that Act are the basic tenets of ethical and professional conduct adopted by the Company in this Code for all its staff and contractors, and as such apply equally to the CEO and CFO, and any other senior finance staff.